

Mail Stop 3561

July 29, 2016

Daniel R. Godin
President and Chief Executive Officer
Air Industries Group
360 Motor Parkway, Suite 100
Hauppauge, NY 11788

  Re: **Air Industries Group**
     Preliminary Proxy Statement on Schedule 14A
     Filed July 8, 2016
     File No. 001-35927

Dear Mr. Godin:

  We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Proposal Two: Approval of an Amendment to Our Articles of Incorporation, page 17

1. We note your disclosure that "[you] may not be able to pay dividends on the Series A Preferred Stock in cash" and that "[you] may need to issue additional shares of Series A Preferred Stock as PIK Dividends." We also note your disclosure on page 19 that "[you] do not have any plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly available as a result of the adoption of the Amendment." Please reconcile your disclosure and describe to us how likely it is that you will issue any Series A Preferred Stock as PIK Dividends. Also describe to us how likely you are to issue a number of shares beyond the remaining 300,000 authorized but unissued preferred shares, in the event you will issue Series A Preferred Stock as PIK Dividends. Additionally, if known, tell us approximately how many shares, or a range of shares, you will issue in such cases. Finally, please advise if you have a "present intent to issue" any shares of Series A Preferred Stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Vincent J. McGill
        Eaton & Van Winkle LLP